Goodwin Procter LLP 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

May 16, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Jushi Holdings Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Jushi Holdings Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the "Registration Statement") via EDGAR to the Securities and Exchange Commission (the "SEC") for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common equity securities pursuant to a registration statement under the Securities Act.

Pursuant to Title I, Section 101 of the Jumpstart Our Business Startups Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.07 billion during its fiscal year ended December 31, 2021.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Tobi Lebowitz, EVP, Co-Head of Legal Affairs, Jushi Holdings Inc., at 561-418-7991, or the undersigned at 650-752-3295.

Very truly yours,

/s/ W. Stuart Ogg
W. Stuart Ogg

cc:	Ed Kremer, Jushi Holdings Inc. Tobi Lebowitz, Jushi Holdings Inc.